Mail Stop 6010

July 13, 2006

Lora Ho
Vice President and Chief Financial Officer
Taiwan Semiconductor Manufacturing Company Limited
No. 8, Li-Hsin Road 6
Hsinchu Science Park
Hsinchu, Taiwan
Republic of China

> **Re: Taiwan Semiconductor Manufacturing Company Limited**
> **Form 20-F for the year ended December 31, 2005**
> **Filed April 20, 2006**
> **File No. 001-14700**

Dear Ms. Ho:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Ho
Taiwan Semiconductor Manufacturing Company Limited
July 13, 2006
Page 2

Form 20-F for the year ended December 31, 2005

Consolidated Financial Statements

Consolidated Statements of Income

1. We see that you recognized NT$321.9 million and NT$462.6 million of subsidy income and technical service income, respectively, as non-operating. Please tell us the nature of the income and how you are accounting for it under U.S. GAAP. In addition, we note the gain on disposal of property, plant and equipment and loss on idle assets are recorded as non-operating. In your response, please address whether the income and expense described above should be classified as operating under U.S. GAAP.

Consolidated Statement of Cash Flows, page F-9

2. Refer to your classification of "cash bonus paid to employees" and "bonus to directors and supervisors" which are included in cash flow from financing activities under R.O.C. GAAP. Please tell us how you have classified the payment of bonuses within your consolidated statement of cash flows under U.S. GAAP. Under U.S. GAAP the payment of bonuses would appear to be an operating expense.

Note 23. Settlement Income, page F-48

3. We see that you favorably settled a lawsuit in January 2005 for US$175 million, payable over six years. The lawsuit related to infringement of patents and misappropriated trade secrets. It appears as though under R.O.C. GAAP you have recorded one-sixth of the settlement amount as non-operating income during the year ended December 31, 2005. Please tell us how you have accounted for the settlement under U.S. GAAP and whether this is included in operating income since the patent and trade secrets relate to your operations. In addition, clarify whether the settlement is recognized immediately under U.S. GAAP or the period that this will be recognized and the basis for this treatment.

Note 27. Summary of significant differences between accounting principles followed by the company and accounting principles generally accepted in the United States of America, page F-56

l. Consolidated Entities, page F-60

4. We note the disclosure that you consolidated the accounts of GUC and VisEra for U.S. GAAP purposes for the years ended December 31, 2003 and 2004. We also see that you lost control over VisEra in November 2005 and due to the changes in investment structure, the subsidiary was not consolidated subsequent to October 31, 2005 under R.O.C. GAAP. Please clarify in your response and in future filings whether VisEra is consolidated for U.S. GAAP purposes subsequent to December 31, 2004 and indicate the basis for this treatment.   Please also clarify whether GUC is still being consolidated under U.S. GAAP.

5. As a related matter, please tell us where in the reconciliation on page F-61 the net income is adjusted for the subsidiaries consolidated under U.S. GAAP that were not consolidated under R.O.C. GAAP.

Reconciliation of net income under R.O.C. GAAP to net income under U.S. GAAP, page F-61

6. In your response and in future filings, please clarify the nature of the adjustment, "fair market value adjustment of prior year accrual" and why this is appropriately included as an adjustment from R.O.C. GAAP to U.S. GAAP.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

Brian Cascio
Accounting Branch Chief